FEDERAL HOME LOAN BANK OF BOSTON
EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN

Section 1 - Plan Objectives

1.1.    The purpose of this Federal Home Loan Bank of Boston Executive Change in Control Severance Plan (“Plan”) is to facilitate the hiring and retention of key staff capable of executing the strategic priorities of Federal Home Loan Bank of Boston (the “Bank”), to ensure their continued dedication the Bank and its members notwithstanding the possibility of a termination of employment after a Change in Control, and to provide them with appropriate protection and benefits in the event of a Qualifying Termination of employment pursuant to the terms of this Plan. This Plan became effective on November 7, 2018.

Section 2 - Definitions
2.1.    When used in this Plan, the following words and phrases shall have the meanings set forth below:
(a)    “Accrued Obligations” means the following accrued obligations, which are to be paid to a Participant in a lump sum in cash within sixty (60) days following his or her Termination Date (except as provided below), or otherwise as required under Section 409A of the Code:
(1)    The Participant’s base salary through the Termination Date;
(2)    Any accrued but unused vacation pay through the Termination Date that is payable to the Participant under the standard Bank policies; and
(3)    Reimbursement of any expenses accrued by, but not yet reimbursed to, the Participant through the Termination Date pursuant to the Bank’s expense reimbursement policies and procedures.
Any bonus or other incentive compensation previously earned and vested under the terms of the Executive Incentive Plan (or successor plan) but not yet paid to Participant shall be paid when, and solely to the extent, provided under the terms of such plan.
(b)    “Board” means the Bank’s Board of Directors.
(c)    “Cause” means the occurrence of any of the following events:
(1)    The Participant’s continued failure to perform substantially his or her duties with the Bank (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant which specifically identifies the manner in which the Participant has not substantially performed his or her duties;
(2)    The Participant’s engaging in illegal conduct or willful misconduct which is, or is likely to be, materially injurious to the Bank, its financial condition, or its reputation;

(3)    The Participant’s material violation of law or regulation applicable to the Bank, or material violation of the Bank’s written policies or guidelines, including, without limitation, any code of conduct or ethics adopted by the Bank;
(4)    The Participant’s engaging in any activity or conduct that results in a written request from the FHFA requesting that the Bank terminate the Participant’s employment;
(5)    The Participant’s commission of, indictment for or conviction of, plea of guilty or nolo contendere with respect to, or agreement to enter into a pre-trial diversion or similar program in connection with the prosecution for, a felony of any type or any crime involving fraud, theft, misappropriation, embezzlement, dishonesty, breach of trust or money laundering or any form of moral turpitude;
(6)     (A) The Bank’s receipt of a written notice from the FHFA seeking removal or suspension of the Participant, (B) the issuance of a notice of charges by the FHFA against the Participant or the Bank based upon the actions or activities of the Participant relating to unsafe or unsound practices in conducting the business of the Bank, (C) the seeking of or entry of a cease and desist order by the FHFA against the Participant or the Bank relating to actions of or conduct by the Participant, or (D) the imposition of civil money penalties by the FHFA relating to action or conduct by the Participant;
(7)    The Participant’s breach of fiduciary duty or breach of the Protective Covenants; or
(8)    The Participant’s failure or refusal to comply with a lawful directive from the CEO or the Board.
Notwithstanding the foregoing, in the case of any conduct described in clauses (1), (3), (7) or (8) of the immediately preceding sentence, if such conduct is reasonably susceptible of being cured, then the Participant’s termination shall be for “Cause” only if the Participant fails to cure such conduct within thirty (30) days after receiving written notice from the Bank describing such conduct in reasonable detail.
(d)    “CEO” means the President and Chief Executive Officer of the Bank.
(e)    “Change in Control” means the occurrence of any of the following events:
(1)    The merger, reorganization, or consolidation of the Bank with or into, or acquisition of the Bank by, another Federal Home Loan Bank or other entity;
(2)    The sale or transfer of all or substantially all of the business or assets of the Bank to another Federal Home Loan Bank or other entity; or
(3)    A change in the composition of the Board of Directors, as a result of one or a series of related transactions, that causes the combined number of member directors from the jurisdictions of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont to cease to constitute a majority of the directors of the Bank; or
(4)    The liquidation or dissolution of the Bank.
(f)    “Change in Control Period” shall mean the period commencing 180 days prior to the earliest to occur of the following dates and ending on the completion of twenty-four (24) consecutive months following the date of the Change in Control (or upon the earlier termination of the agreement or order relating to the Change in Control, such that the Change in Control will not occur):
(1)    the date a definitive agreement or order for a Change in Control has been entered into; or
(2)    the effective date of a Change in Control as prescribed by the FHFA.
(g)    “Change in Control Termination” means a Qualifying Termination that occurs within the Change in Control Period.
(h)    “Code” means the Internal Revenue Code of 1986, as amended.
(i)    “Compensation Multiplier” means the compensation multiplier that is designated in a Participant’s Participation Agreement, as determined by the Board, and used to determine Participant’s Severance Benefits under Section 3.1. Unless otherwise provided in the Participant’s Participation Agreement, the Participant’s Compensation Multiplier shall be one of the following:
(1)    Tier 1 Compensation Multiplier = [2.99].
(2)    Tier 2 Compensation Multiplier = [2.00].
(j)    “Disability” means the inability of a Participant, as determined by the Board, to substantially perform the essential functions of his or her regular duties and responsibilities due to a medically determinable physical or mental condition which has lasted (or can reasonably be expected to last) for 180 aggregate days (whether consecutive or not consecutive) in any twelve-month period.
(k)    “FHFA” means the Federal Housing Finance Agency or any successor or other agency that regulates the Bank or its operations.
(l)    The “Bank” means the Federal Home Loan Bank of Boston.
(m)    “Good Reason Termination” means a Participant’s termination or resignation of employment with the Bank, within the Change in Control Period, for one of more of the following reasons:
(1)    a material diminution in the Participant’s base salary, excluding for this purpose an isolated, insubstantial or inadvertent action that is remedied by the Bank after receipt of notice thereof given by the Participant;
(2)    a material diminution in the Participant’s duties without the Participant’s consent, excluding for this purpose (i) an isolated, insubstantial or inadvertent action that is remedied by the Bank after receipt of notice thereof given by the Participant and (ii) a change in the Participant’s reporting relationship;
(3)    The Bank’s requiring the Participant to be based at any office or location more than 50 miles from the current location of the Bank in Boston, Massachusetts, provided that (i) the Participant is not permitted to provide services remotely with reasonable travel, and (ii) such move results in a material increase in the cost or time of the Participant’s commute; or

(4)    any other action or failure to act that constitutes a material breach of this Plan by the Bank that is not remedied by the Bank after receipt of notice thereof given by the Participant.
Good Reason Termination shall not include the Participant’s death or Disability. A termination or resignation by the Participant shall not constitute a Good Reason Termination unless the Participant shall first have delivered to the Bank, within 90 days of the occurrence of the first event giving rise to Good Reason Termination, written notice setting forth with specificity the occurrence deemed to give rise to a right to a Good Reason Termination, and there shall have passed 30 days within which the Bank may take action to correct, rescind or otherwise substantially reverse the occurrence supporting a Good Reason Termination as identified by the Participant. The Participant’s separation for a Good Reason Termination must occur within one year following the initial occurrence of an event giving rise to a Good Reason Termination in order to be deemed a Good Reason Termination. In the event of a separation following such 2-year period, no Good Reason Termination shall be deemed to exist.
(n)    “Executive Incentive Plan” means any incentive award plan approved by the Board.
(o)    “Other Benefits” means any amounts or benefits required to be paid or provided to the Participant, or which the Participant is entitled to receive, under any plan, program, policy or practice or contract or agreement of the Bank, following his or her Termination Date (other than this Plan or the Accrued Obligations), which the Bank shall timely pay or provide or cause to be paid or provided to the Participant in accordance with the terms of such applicable plan, program, policy or practice.
(p)    “Participant” means a person who is designated as a participant in the Plan by the Board, provided that such person has executed a Participation Agreement. For the avoidance of doubt, if a person has not executed a Participation Agreement, then he or she shall not be a Participant.
(q)    “Participation Agreement” means the agreement between the Bank and a Participant the terms of which govern the Participant’s participation in this Plan. An example of a Participation Agreement is set forth in Appendix A.
(r)    “Plan” means this Bank Executive Change in Control Severance Plan.
(s)    “Payment Date” shall mean the date that is on or before 60 days after a Participant’s Termination Date; provided that, if (i) the Payment Date would have occurred but for the fact that the Bank was not in compliance with any applicable regulatory capital or regulatory leverage requirement, or (ii) the payment would have caused the Bank to fall out of compliance with applicable regulatory capital or regulatory leverage requirements, or (iii) the FHFA has delayed approval or objected to the Severance Benefits, then the Payment Date shall be as soon as administratively practicable following the Bank or any successor achieving compliance with applicable regulatory capital or regulatory leverage requirement, or receiving FHFA’s approval or non-objection to the Severance Benefits (or a portion thereof).
(t)    “Protective Covenants” mean the covenants set forth in the Participation Agreement.

(u)    “Qualifying Termination” means a termination of a Participant’s employment with the Bank under the following circumstances: (i) a Good Reason Termination occurs, or (ii) the Bank terminates the Participant’s employment other than for Cause, death, or Disability. For the avoidance of doubt, a Participant shall not be deemed to have experienced a Qualifying Termination as a result of the Participant’s death or Disability, a termination by the Bank for Cause, or the Participant’s resignation that does not constitute a Good Reason Termination.
(v)    “Release” means the general release of claims and covenant not to sue referenced in Section 3.1 of the Plan.
(w)    “Severance Benefit” shall mean the benefit paid to a Participant pursuant to the Plan on account of a Change in Control Termination in accordance with Section 3.1 below.
(x)    “Termination Date” shall mean the date on which a Participant’s employment with the Bank terminates.

Section 3 - Severance Benefits
3.1.    Severance Benefits upon Change in Control Termination. Upon a Change in Control Termination, the Bank shall provide the Participant, in addition to payment of the Accrued Obligations and Other Benefits, the following Severance Benefits, but only if the Participant has signed and not revoked a general release of claims and covenant not to sue (“Release”) in the form attached hereto in Appendix B, within 60 days after the Termination Date, and any right of revocation of such Release shall have lapsed by the Payment Date:
(a)    The Bank shall pay to the Participant on the Payment Date, in a cash lump sum, an amount equal to the product of (i) the Compensation Multiplier, times (ii) the higher of the Participant’s then annualized base salary or the Participant’s annualized base salary immediately prior to the start of the Change in Control Period, plus the target long and short-term incentive award for the year in which the Termination Date occurs.
(b)    The Bank shall pay to the Participant on the Payment Date, in a cash lump sum, the excess of (i) the product of (A) the monthly amount in effect on the Participant’s Termination Date that the Participant would have to pay to continue participation in any group medical, dental, vision and/or prescription drug benefit plan in which Participant and/or Participant’s eligible dependents are enrolled at the time of the Termination Date and would be entitled to continue enrollment under the Bank’s policy regarding continuation of healthcare coverage, and (B) eighteen (18) for Participants receiving benefits in the Tier 2 Compensation Multiplier, or twenty-four (24) for Participants receiving benefits in the Tier 1 Compensation Multiplier, over (ii) the monthly active employee rate for such coverage in effect on the Participant’s Termination Date multiplied by 18 (for Participants receiving benefits in the Tier 2 Compensation Multiplier) or 24 (for Participants receiving benefits in the Tier 1 Compensation Multiplier).

(c)    To the extent not otherwise payable under the terms of the Executive Incentive Plan (or successor plan), the Bank shall pay to the Participant, in a cash lump sum, an amount equal to the product of (i) the amount which would have been payable pursuant to the Participant’s annual incentive award for the year in which the Termination Date occurs, determined with respect to the actual performance against the performance criteria relating to such award, times (ii) a fraction, the numerator of which is the number of days in the then-current fiscal year through the Termination Date, and the denominator of which is 365, which amount shall be paid on the same date on which amounts relating to annual incentive awards for such year are paid to other executive officers of the Bank, but not later than March 15 of the year following the year in which the Termination Date occurs.
(d)    The Bank shall pay to the Participant on the Payment Date, in a cash lump sum, outplacement assistance in an amount equal to $15,000 for Participants receiving benefits in the Tier 2 Compensation Multiplier and $25,000 for Participants receiving benefits in the Tier 1 Compensation Multiplier.
3.2.    Non-Change in Control Terminations. If the Bank terminates a Participant’s employment for Cause or Participant terminates employment under circumstances that do not constitute a Good Reason Termination, the Participant shall receive the Accrued Obligations and Other Benefits, but the Participant’s rights pursuant to this Plan shall terminate without further liability on the part of the Bank.
3.3.    Termination Upon Death or Disability. If a Participant’s employment terminates because of his or her death or Disability, the Participant (or the Participant’s beneficiaries, as the case may be) shall receive the Accrued Obligations and Other Benefits, but the Participant’s (and his or her beneficiaries’) rights pursuant to this Plan shall terminate without further liability on the part of the Bank.
3.4.    No Duplication. In the event that a Participant becomes entitled to receive Severance Benefits under this Plan and may also be eligible for similar benefits under any other Bank plan, program, arrangement or agreement as a result of the Participant’s termination of employment (the “Other Severance Arrangement”), the Participant shall be entitled to receive the Severance Benefits under this Plan, reduced for (offset by) the benefits available under such Other Severance Arrangement (the “Offset Benefits”) on a dollar for dollar basis (i.e,, without reduction to present value to the extent such other benefits are payable at a different time from Severance Benefits under this Plan). To the extent the Offset Benefits do not constitute deferred compensation subject to Section 409A of the Code, the Bank shall pay such Offset Benefits at the same time and in the same manner as the Severance Benefits offset under the preceding sentence hereunder would have been paid, and the Other Severance Arrangement will be deemed to be modified to permit such acceleration of payment. In addition, if any termination payments made to a Participant by the Bank are related to an actual or potential liability under the Worker Adjustment and Retraining Notification Act (WARN) or similar law, such amounts shall reduce (offset) the Participant’s Severance Benefit under this Plan. Payments of Seve rance Benefits under this Plan has no effect on any Bank qualified or unqualified defined benefit, defined contribution or other pension plan.
3.5.    Recoupment. Severance Benefits under this Plan shall be subject to any compensation recoupment policy that the Bank may adopt from time to time that is applicable by its terms to the Plan or the Participant.

Section 4 - Golden Parachute Limitation
4.1.    Benefits under this Plan shall not be in an amount that would be prohibited under 12 CFR §1231.3(a) unless the Bank has received the approval of the Director of the FHFA. In the event it shall be determined that any benefit, payment or distribution by the Bank to or for the benefit of a Participant (whether payable or distributable pursuant to the terms of this Plan or otherwise) (such benefits, payments or distributions are hereinafter referred to as “Payments”) would, if paid, be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of Code, then prior to the making of any Payments to the Participant, a calculation shall be made comparing (i) the net after-tax benefit to the Participant of the Payments after payment by the Participant of the Excise Tax, to (ii) the net after-tax benefit to the Participant if the Payments had been limited to the extent necessary to avoid being subject to the Excise Tax. If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payments shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”). The reduction of the Payments, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in Section 4.2 below). For purposes of this Section 4.1, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 4.1, the “Parachute Value” of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.
4.2.    All determinations required to be made under Section 4.1, including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be used in arriving at such determinations, shall be made by an accounting firm selected by the Bank (the “Determination Firm”) which shall provide detailed supporting calculations both to the Bank and the Participant. All fees and expenses of the Determination Firm shall be borne solely by the Bank. Any determination by the Determination Firm shall be binding upon the Bank and the Participant. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments hereunder will have been unnecessarily limited by this Section 4 (“Underpayment”), consistent with the calculations required to be made hereunder. The Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Bank to or for the benefit of the Participant, but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

Section 5 - Eligibility
5.1.    The Board, or a committee of the Board to which the Board has delegated its duties hereunder, has sole authority to approve the Participants in the Plan.
5.2.    Eligibility shall be limited to a select group of key management or other highly-compensated employees (i.e., key employees), but normally will be further limited to the CEO and senior officers who are recommended as Participants by the CEO. Other key employees may be recommended by the CEO to participate on a limited basis to address extraordinary performance and/or other criteria and considerations as approved by the Board.
5.3.    Initially, there will be two levels or “tiers” of participation by eligible employees based on the eligible employee’s position and responsibility. The Board shall determine each Participant’s level of participation.
5.4.    The list of eligible Participants shall be approved by the Board.
5.5.    An eligible employee shall become a Participant in the Plan through the signing of a Participation Agreement, and shall be subject to the Protective Covenants included therein. A Participant shall cease to be a Participant in the Plan upon termination of employment that is not a Qualifying Termination or that is outside the Change in Control Period.
5.6.    Remedies. By virtue of signing the Participation Agreement, a Participant acknowledges and agrees to the terms and conditions of that Participation Agreement and the Plan and further acknowledges that the Bank will suffer irreparable damage and injury and will not have an adequate remedy at law in the event of any actual, threatened, or attempted breach by the Participant of any provision of the Plan or the Protective Covenants. Accordingly, in the event of a threatened, attempted or actual breach by a Participant of any provision of the Plan or the Participation Agreement, including but not limited to the Protective Covenants, in addition to all other remedies to which the Bank is entitled at law, in equity or otherwise, the Bank may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Plan or the Participation Agreement. The foregoing remedies will not be deemed to be the exclusive rights or remedies of the Bank for any breach of or noncompliance with the terms of this Plan, or the Participation Agreement signed by the Participant, but will be in addition to all other rights and remedies available to the Bank at law, in equity, or otherwise.

Section 6 - Distribution of Severance Benefits
6.1.    Time and Form of Benefit. If a Severance Benefit is payable to a Participant, the Bank shall distribute to the Participant his or her Severance Benefit as provided in Section 3.1, less any appropriate payroll tax withholdings.
6.2.    Consideration under other benefit plans. No Severance Benefit received by a Participant shall be considered as compensation for purposes of determining benefits under any employee benefit plan of the Bank, except as otherwise determined by the Bank.
6.3.    Payments after death of Participant. If a Participant dies prior to the full distribution of his or her Severance Benefit, but after his or her Termination Date, Participant’s Severance Benefit shall be payable to Participant’s beneficiary or beneficiaries as designated in the Participant’s beneficiary designation, or if there is no such valid designation, according to the Participant’s beneficiary or beneficiaries as designated for the Participant’s Bank life insurance. If there is no valid designation under this Plan or under the Participant’s Bank life insurance, the Severance Benefit shall be payable to the Participant’s estate.

Section 7 - Administrative Control
7.1.    Subject to Section 8.14, the Plan shall be interpreted, administered and operated by the Board, which shall have complete authority, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable for the administration of the Plan. The Plan shall be reviewed as needed but at least as frequently as every three years. The Board may delegate any of its duties hereunder to a committee of the Board, or to such person or persons from time to time as it may designate. All decisions, interpretations and other actions of the Board shall be final, conclusive and binding on all parties who have an interest in the Plan.

Section 8 - Miscellaneous Conditions
8.1.    A Participant must be subject to a Change in Control Termination, and otherwise not in violation of the Protective Covenants, to receive any Severance Benefits and has signed and not revoked a Release in the form attached hereto in Appendix B, within 60 days after the Termination Date, and any right of revocation of such Release shall have lapsed by the Payment Date.
8.2.    The designation of an employee as a Participant in the Plan does not guarantee employment. Nothing in this Plan will confer on any employee the right to be retained in the service of the Bank nor limit the right of the Bank to terminate or change the terms of employment or participation in the Plan.

8.3.    No benefit or interest available under the Plan will be subject in any manner to anticipation or alienation, and no Participant has any direct or indirect right to sell, transfer, assign, pledge, attach, garnish or otherwise encumber any anticipated Severance Benefit. Any effort(s) to do so shall be void and unenforceable, and the Bank shall not be liable in any manner for or subject to the debts, contracts, liabilities, engagements or torts of any person who might anticipate a Severance Benefit under the Plan.
8.4.    The Plan shall at all times be entirely unfunded, and no provision shall at any time be made with respect to segregating assets of the Bank for payment of any Severance Benefit under this program.
8.5.    Except to the extent superseded by laws of the United States, the laws of the Commonwealth of Massachusetts will be controlling in all matters relating to the Plan without regard to the choice of law principles therein.
8.6.    The headings and subheadings in the Plan have been inserted for convenience of reference only and will not affect the construction of the Plan provisions. In any necessary construction, the masculine will include the feminine and the singular the plural, and vice versa.
8.7.    This Plan may be executed in any number of counterparts, each one constituting but one and the same instrument, and may be sufficiently evidenced by any one counterpart.
8.8.    The individual members of the Board will, in accordance with the Bank’s Bylaws and other Board governance, be indemnified and held harmless by the Bank with respect to any alleged breach of responsibilities performed or to be performed hereunder. In addition, notwithstanding any other provision of the Plan, neither the Bank nor any individual acting as an employee or agent of the Bank will be liable to a Participant for any claim, loss, liability or expense incurred in connection with the Plan.
8.9.    If any person entitled to receive a distribution under the Plan is physically or mentally incapable of personally receiving and giving a valid receipt for any payment due (unless a prior claim for the distribution has been made by a duly qualified guardian or other legal representative), then, unless and until a claim for the distribution has been made by a duly appointed guardian or other legal representative of the person, the Board may provide for the distribution to be made to any other individual or institution then contributing toward or providing for the care and maintenance of the person. Any payment made for the benefit of the person under this Section will be a payment for the account of such person and a complete discharge of any liability of the Bank and the Plan.
8.10.    Evidence required of anyone under the Plan may be by certificate, affidavit, document, or other information which the person relying on the evidence considers pertinent and reliable, and which is signed, made, or presented by the proper party or parties.
8.11.    Any action required of or permitted by the Bank under the Plan will be made by the Board, or its designated authorities or individual designee(s).

8.12.    In the event any provisions of the Plan are held to be illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and endorsed as if the illegal or invalid provisions had never been contained in the Plan.
8.13.    A Participant, or any other person entitled to benefits under the Plan, must furnish the Board with any and all documents, evidence, data, or other information the Board considers necessary or desirable for the purpose of administering the Plan.
8.14.    The Board has the right to revise, modify or terminate the Plan in whole or in part at any time or for any reason without the consent of any Participant outside of the Change in Control Period. However, during the Change in Control Period (or such longer period until all payments and benefits, if any, which become due under this Plan during the Change in Control Period have been paid or satisfied), any such revision, modification or termination that would impact the benefits to be provided to a Participant shall not become effective without the consent of such Participant.
8.15.    The Plan will be binding upon and inure to the benefit of the Bank and its successors and assigns, including any successor organization succeeding to substantially all of the assets and business of the Bank, but nothing in the Plan will preclude the Bank from merging or consolidating into or with or transferring all or substantially all of its assets to, another organization which assumes the Plan and all obligations of the Bank hereunder. The Bank agrees that it will make appropriate provision for the preservation of a Participant’s rights under the Plan in any agreement or plan which it may enter into to effect any merger, consolidation, reorganization or transfer of assets. Upon such a merger, consolidation, reorganization, or transfer of assets and assumption of Plan obligations of the Bank, the Plan will continue in full force and effect.
8.16.    It is intended that the payments and benefits provided under the Plan shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the Severance Benefit and any other payment or award provided under this Plan is not warranted or guaranteed. Neither the Bank, the Board, nor any of their respective directors, officers, employees or advisors (other than in his or her capacity as a Participant in the Plan) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Participant or any other taxpayer as a result of the Plan, the Severance Benefit, or any payment thereunder. By accepting participation in this Plan, each Participant agrees to be solely and exclusively liable for any associated tax consequences (including without limitation any additional tax based on noncompliance with Code Section 409A). Additionally, nothing in this Plan shall be interpreted as creating in the Bank or any other entity a duty to optimize any tax treatment.
8.17.    Notwithstanding anything in the Plan to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-

Exempt Deferred Compensation”) would otherwise be payable or distributable under the Plan by reason of the occurrence of the Participant’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant by reason of such circumstance unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “separation from service.” Each payment of Severance Benefits pursuant to this Plan shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.
8.18.    Whenever in this Plan a payment or benefit is conditioned on the Participant’s execution of a Release, the Bank shall provide such Release to the Participant promptly following the Termination Date, and such Release must be executed and all revocation periods shall have expired in accordance with terms set forth in the release, but in no case later than sixty (60) days after the Termination Date; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 75th day after the Termination Date provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from Section 409A of the Code, the Bank may elect to make or commence payment at any time during such 60-day period, subject to the terms and conditions of the Plan.
8.19.    All Severance Benefits are subject to non-objection or approval by the FHFA. In the event that the FHFA objects to any amount payable hereunder, but agrees to approve or not to object to a specified lower amount, then the amount set forth in this Agreement shall be deemed to be revised to the lower amount acceptable to the FHFA. If the FHFA objects to the amount of any payment provided for in this Plan and does not specify an alternative amount that would be acceptable, then the Bank will negotiate in good faith with the FHFA to reach agreement on another amount that would be acceptable to the FHFA. If the FHFA objects to a category of payment being made at all, then the payment objected to by the FHFA shall be deemed to be excised from this Plan and the obligation to make the payment shall be null and void. The FHFA’s objection to any payment or amount provided in this Plan shall not affect the validity or enforceability of any other portion of this Plan.

Appendix A
PARTICIPATION AGREEMENT
Participant:__________________________________________
Address:____________________________________________
___________________________________________________

THIS EXECUTIVE CHANGE IN CONTROL SEVERANCE PLAN PARTICIPATION AGREEMENT (this “Agreement”) is entered into by and between the Federal Home Loan Bank of Boston (the “Bank”), and [NAME], [TITLE] (the “Participant”), and shall be effective as of [DATE].

1.    Agreement to Participate. The Participant (identified above and sometimes hereinafter referred to as “I”) hereby agrees to become a Participant in the Federal Home Loan Bank of Boston Executive Change in Control Severance Plan (the “Plan”). Capitalized terms not defined herein shall have the meanings set forth in the Plan.

2.    Benefit Tier. The Participant’s benefit under the Plan shall be determined in accordance with the Compensation Multiplier for Tier _____, as set forth in Section 2 of the Plan.

3.     Protective Covenants.
(a)    No Solicitation. While the Participant is employed by the Bank, and for a period of twelve (12) months after the Termination Date unless the Participant has ceased to be a Participant in the Plan pursuant to Section 5.5 of the Plan due to a termination of employment that is not a Qualifying Termination or that is outside the Change in Control Period, the Participant shall not, directly or indirectly:
(i)    Solicit any customers of the Bank or the Bank’s affiliates for purposes of selling any products or services competitive with those of the Bank or its affiliates and with whom the Participant had Material Contact in the twelve (12) months preceding the Termination Date. For purposes of this Agreement, the Participant had “Material Contact” with a customer if (a) the Participant had business dealings with the customer on the Bank’s behalf, or (b) the Participant was responsible for supervising or coordinating the dealings between the customer and the Bank; or
(ii)    Solicit for employment, offer, or cause to be offered, employment, either on a full time, part-time or consulting basis, to any person who was employed by the Bank or its affiliates on the Termination Date and with whom Participant had contact during the course of his or her employment by the Bank, unless the Participant shall have received the prior written consent of the Bank to offer employment specifically to that person.
(b)    Confidentiality.
(i)    Trade Secrets. “Trade Secrets” refers to information, including a formula, pattern, compilation, program, device, method, technique, or process, that: (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets include, but are not limited to, concepts, ideas, customer lists, business lists, business and strategic plans, financial data, accounting procedures, secondary marketing and hedging models, trade secrets, and computer programs and plans. This definition shall not limit any definition of “trade secrets” or any equivalent term under the applicable state, local, or federal law.

(ii)    Confidential Information. “Confidential Information” refers to business information or data of the Bank that, although not a Trade Secret, is not generally known to the public and that the Bank desires and makes reasonable efforts to keep confidential. Confidential Information includes, but is not limited to, concepts, ideas, customer lists, business lists, business and strategic plans, financial data, accounting procedures, models, trade secrets, computer programs and plans, information related to officers, directors, employees and agents, operations materials and memoranda, personnel records and information (other than personnel records of and information of the Participant) , pricing and financial information related to the Bank, its members, and suppliers, and any information marked “Confidential” by the Bank, and other proprietary information that does not rise to the level of a Trade Secret. Confidential Information does not include data or information that (i) the Bank has voluntarily disclosed to the public, (ii) third parties have independently developed and disclosed to the public, or (iii) otherwise enters the public domain through lawful means. This definition shall not limit any definition of “confidential information” or any equivalent term under any applicable state, local or federal law.
(iii)    Non-Disclosure. The Participant hereby acknowledges and agrees that the Bank and its affiliates have developed and own valuable information described above as Trade Secrets and Confidential Information. The Participant acknowledges and agrees that all such Trade Secrets and Confidential Information are valuable assets of the Bank, and if developed by the Participant, are developed by the Participant in the course of his or her employment with the Bank, and are the sole property of the Bank. The Participant agrees that he or she will not use for his or her own benefit or the benefit of anyone other than the Bank and will not divulge or otherwise disclose to any third party, directly or indirectly, any Confidential Information or Trade Secrets, except to the extent such use or disclosure is (i) required by applicable law or in response to a lawful inquiry from a governmental or regulatory authority, (ii) lawfully obtainable from other sources, or (iii) authorized by the Bank. The parties acknowledge and agree that this Agreement is not intended to, and does not, alter either the Bank’s rights or the Participant’s obligations under any state or federal statutory or common law regarding trade secrets or unfair trade practices.
(c)    Enforcement of Protective Covenants.
(i)    Rights and Remedies Upon Breach. In the event the Participant breaches, or threatens to commit a breach of, any of the provisions of the covenants contained in this Section 3 (the “Protective Covenants”), the Bank shall have the following rights and remedies, which shall be independent of any others and severally enforceable, and shall be in addition to, and not in lieu of, any other rights and remedies available to the Bank at law or in equity:

(A)    the right and remedy to enjoin, preliminarily and permanently, the Participant from violating or threatening to violate the Protective Covenants and to have the Protective Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Protective Covenants would cause irreparable injury to the Bank and that money damages would not provide an adequate remedy to FHLBank Boston; and
(B)    the right and remedy to require the Participant to account for and pay over to the Bank all compensation, profits, monies, accruals, increments or other benefits derived or received by the Participant as the result of any transactions constituting a breach of the Protective Covenants.
(ii)    Severability of Covenants. The Participant acknowledges and agrees that the Protective Covenants are reasonable and valid in time and scope and in all other respects. The covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement. If any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, the territory, the definition of activities or the definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable term shall be redefined, or a new enforceable term provided, such that the intent of the Bank and the Participant in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.

4.    Acknowledgements: As evidence by the Participant’s signature below, the Participant hereby acknowledges the following: (1) the Participant has received and reviewed a copy of the Plan; (2) that any right to benefits hereunder are subject to the specific terms and conditions of the Plan; (3) that no benefits will be paid under the Plan if the Participant does not have a Change in Control Termination as defined in the Plan or if FHFA does not approve or indicate its non-objection to the payment thereof; (4) that no benefits will be paid under the Plan and other remedies may be available to the Bank if the Participant violates or fails to fulfill the Protective Covenants; (5) that the benefits of the Plan may be subject to all appropriate taxes before such amounts are actually paid to the Participant; and (6) all amounts received under the Plan shall be taxable to Participant as appropriate.

5.     Assignment; Assumption by Successor. The rights of the Bank under this Agreement may, without the consent of the Participant, be assigned by the Bank, in its sole and unfettered discretion, to any person, firm, corporation or other business entity which at any time, whether by purchase, merger, consolidation or otherwise, directly or indirectly, acquires all or substantially all of the assets or business of the Bank. The Bank shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Bank expressly to assume and to agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform it if no such succession had taken place; provided, however, that no such assumption shall relieve the Bank of its obligations hereunder.

6.    Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the United States and, to the extent state law may be applicable, the laws of the Commonwealth of Massachusetts applicable to contracts made and to be performed wholly within Massachusetts without regard to the conflicts of laws principles thereof. The parties agree that to the full extent permitted by applicable law any controversy or claim of any party hereto arising out of or in any way relating to the Plan or this Agreement, the breach thereof, the Participant’s employment with the Bank or the termination thereof (including, without limitation, any claims of employment discrimination or retaliation) shall be settled by final and binding arbitration in Boston, Massachusetts, in accordance with the Federal Arbitration Act and the applicable Employment rules of the American Arbitration Association, and that judgment upon any award rendered may be entered by the prevailing party in any court having jurisdiction thereof; provided, however, that nothing herein shall preclude the Bank from seeking injunctive or other equitable relief in a court of competent jurisdiction in connection with Participant’s breach or threatened breach of any of the Protective Covenants, or to prohibit any court from making preliminary findings of fact in connection with granting or denying such preliminary injunctive relief pending arbitration, and the losing party shall reimburse the prevailing party for attorneys’ or other experts’ fees and disbursements and court costs incurred by the prevailing party in successfully seeking any preliminary equitable relief or judicially enforcing any final arbitration award. Any discovery permitted by the arbitrator shall be limited to forty-five (45) consecutive days, and each party shall be limited to a maximum of three (3) depositions of eight (8) hours duration each, fifteen (15) interrogatories, and fifteen (15) requests for production of documents. The arbitrator shall be a licensed lawyer with at least fifteen (15) years’ experience in employment law, commercial, and/or contract law matters. The arbitrator shall issue a reasoned opinion in support of his award, and shall award reasonable attorneys’ fees and costs to the prevailing party in the action as the arbitrator shall deem appropriate.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

FEDERAL HOME LOAN BANK OF BOSTON

By:_____________________________________

Date:____________________________________

Print Name:______________________________

Print Title:_______________________________

PARTICIPANT

By:_____________________________________
(Signature of Participant)

Date:____________________________________

APPENDIX B
RELEASE AGREEMENT

1.Parties. The parties to this Release Agreement (“Agreement”) are you the Employee ___________(for yourself, your family, beneficiaries and anyone acting for you), and your Employer, Federal Home Loan Bank of Boston (“the Bank”).

2.Consideration. As consideration for your promises in this Agreement, if you sign this Agreement, you will receive the payments and benefits identified in the Federal Home Loan Bank of Boston Executive Change in Control Severance Plan (“Plan”), which you agree are items of value being provided in exchange for your promises in this Agreement, and that you are not otherwise entitled to them.

3.General Release. You release the Bank (plus its affiliates, predecessors, successors and any other entity related to it and all of its and their past and present directors, officers, employees and anyone else acting for any of them - all together “Releasees”) from all claims of any type to date, known or unknown, suspected or unsuspected, arising out of anything to do with your employment, the end of your employment, or any other matter. This means you give up all claims for:

•	any pay, compensation, or benefits including bonuses, commissions, equity, expenses, incentives, insurance, paid/unpaid leave, profit sharing, or separation pay/benefits;

•	compensatory, emotional or distress damages, punitive or liquidated damages, attorney fees, costs, interest or penalties;

•	any violation of express or implied employment contracts, covenants, promises or duties, intellectual property or other proprietary rights;

•
unlawful or tortious conduct such as assault or battery; background check violations; defamation; detrimental reliance; fiduciary breach; fraud; indemnification; intentional or negligent infliction of emotional distress; interference with contractual or other legal rights; invasion of privacy; loss of consortium; misrepresentation; negligence (including negligent hiring, retention, or supervision); personal injury; promissory estoppel; public policy violation; retaliatory discharge; safety violations; posting or records-related violations; wrongful discharge; or other federal, state or local statutory or common law matters;

•
discrimination based on age (including Age Discrimination in Employment Act or “ADEA” claims), ancestry, benefit entitlement, citizenship, color, concerted activity, disability, ethnicity, gender, gender identity, genetic information, immigration status, leave rights, mental illness, military status, national origin, parental status, protected off-duty conduct, race, religion, reprisal, retaliation, sex, sexual harassment, sexual orientation, union activity, veteran status, whistleblower activity (including Sarbanes-Oxley, Dodd-Frank and False Claims Act claims), other legally protected status or activity; or any allegation that payment under this Agreement was affected by any such discrimination;

•	any participation in any class or collective action against the Bank.

4.State Law Requirement.

•
Massachusetts Employees. You waive all claims or rights arising under the Massachusetts Payment of Wages Law, G.L. c.149; the Massachusetts Fair Employment Practices Act, G.L. c.151B; and An Act Relative to Domestic Violence, M.G.L. ch. 149, s. 52E.

5.Release Exclusions/Employee Protections. The release provisions of this Agreement exclude: claims arising after you sign this Agreement; claims for breach of this Agreement; and claims that cannot be waived, such as for unemployment or worker’s compensation. Neither the release section(s) above nor anything else in this Agreement limit your rights to file a charge with any administrative agency, such as the U.S. Equal Employment Opportunity Commission or a state fair employment practices agency, communicate directly with or provide information to an agency, or otherwise participate in an agency investigation or other administrative proceeding. You nonetheless give up all rights to any money or other individual relief based on any agency or judicial decision, including class or collective action rulings. However, you may receive money properly awarded by the U.S. Securities and Exchange Commission (SEC) as a reward for providing information to that agency.

6.Promise Not To Sue. A “promise not to sue” means you promise not to sue any Releasee in court. This is different from the General Release above. Besides releasing claims covered by that General Release, you agree never to sue any Releasee for any reason covered by that General Release. Despite this Promise Not To Sue, however, you may file suit to enforce this Agreement or to challenge its validity under the ADEA. If you sue a Releasee in violation of this Agreement: (i) you shall be required to pay that Releasee’s reasonable attorney fees and other litigation costs incurred in defending against your suit; or alternatively (ii) the Bank can require you to return all but $100.00 of the payments and benefits provided to you under this Agreement. In that event, the Bank shall be excused from any remaining obligations that exist solely because of this Agreement.

7.Whistleblowing. You agree that (i) no one has interfered with your ability to report within the Bank possible violations of any law, and (ii) it is the Bank’s policy to encourage such reporting.

8.Return of Bank Property. You have returned (or you will before receiving any payments/benefits) all Bank property you possessed or controlled, including any confidential information, business equipment, credit cards, keys, software or work product. Bank property includes all originals plus hard copies and electronic versions of all documents, such as e-mails, facsimiles, files, handbooks, letters, manuals, memoranda, power points, records and reports. You also agree to reconcile promptly any outstanding expense accounts.

9.Future Cooperation. You agree to make yourself available to assist the Bank with transitioning your duties as well as with any investigations, legal claims, or other matters concerning anything related to your employment. You specifically agree to make yourself available to the Bank upon reasonable notice for interviews and fact investigations, to testify without requiring service of a subpoena or other legal process, and to voluntarily provide the Bank any employment-related documents you possess or control. “Cooperation” does not mean you must provide information favorable to the Bank; it means only that you will upon the Bank’s request provide information you possess or control.

10.Non-Admission. Neither the Bank's offer reflected in this Agreement nor any payment under this Agreement is an admission that you have a viable claim against the Bank or any other Releasee. Each Releasee denies all liability.

11.Non-Disclosure. This Agreement is strictly confidential. You will not communicate this Agreement’s terms to any third party, whether verbally or in writing, by any means, including by social media such as Twitter and Facebook and the like. Except as required by law, you have not disclosed and will not disclose any term of this Agreement, including any payment under this Agreement, to anyone except your immediate family members and your legal/financial advisors. Each of them is bound by this non-disclosure provision, and a disclosure by any of them is a disclosure by you.

12.Applicable Law. This Agreement shall be interpreted under federal law if that law governs, and otherwise under the laws of the Commonwealth of Massachusetts, without regard to its choice of law provisions.

13.Dispute Resolution. Any dispute regarding this Agreement will be decided through binding arbitration to take place: (i) in the state where you worked when you separated from employment and (ii) under the American Arbitration Association Employment Arbitration Rules and Mediation Procedures, as amended, but excluding application of the Supplementary Rules for Class Arbitrations effective as of October 10, 2003. Also excluded from this Dispute Resolution requirement are pre-judgment actions for injunctive relief to enforce the terms of this Agreement. Both parties waive their right to a jury trial.

14.Enforceability. If a court (or arbitrator) finds any part of this Agreement unenforceable, that part shall be modified and the rest enforced. If a court (or arbitrator) finds any such part incapable of being modified, it shall be severed and the rest enforced. A decision not to enforce this Agreement does not waive future enforcement.

15.Enforcement. If you breach this Agreement, the Bank shall be entitled to preliminary and permanent injunctive relief plus attorneys’ fees the Bank incurs in enforcing this Agreement, unless otherwise expressly provided elsewhere in this Agreement, plus any additional relief determined to be appropriate.

16.Entire Agreement. This Agreement, along with those provisions of the Participation Agreement between you and the Bank dated _____ and any other written agreement you have entered into with the Bank which survive your termination, is the complete understanding between you and the Bank. It replaces any other agreements, representations or promises, written or oral.

17.Time to Consider. You have been given 21 days to consider this Agreement. You must sign and return this Agreement to the Bank in the time given if you want to get the separation payment/benefits listed at the beginning of this Agreement.

18.Time to Revoke. After you sign this Agreement, you have seven (7) days to revoke it by providing written notice to the Bank representative signing below. This Agreement is not effective or enforceable until the revocation period expires. If you revoke this Agreement, you will not receive the pay/benefits listed at the beginning of this Agreement.

19.Other Representations. You agree:

•	You have received all pay, compensation, benefits, leave, time off, and/or expense reimbursements you are due to date, including for vacation;

•	You have not suffered any on‑the-job injury for which you have not already filed a claim, and the end of your employment is not related to any such injury;

•	You do not have any pending claims or lawsuits against the Bank;

•	You were advised in writing, by getting a copy of this Agreement, to consult with an attorney before signing below;

•	You have relied on your own informed judgment, or that of your attorney if any, in deciding whether to sign this Agreement; and

•	You are signing this Agreement knowingly and voluntarily.

FEDERAL HOME LOAN BANK OF BOSTON

EMPLOYEE NAME(Date)	By: (Date)
Print Name:
Title: